EXHIBIT 99.10




GLENCAIRN GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
JUNE 30, 2004

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated interim financial statements and related notes thereto for the six months ended June 30, 2004 and 2003 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the annual audited financial statements for the years ended December 31, 2003 and 2002, and Management's Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.


ACCOUNTING CHANGE

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted the recommendations on asset retirement obligations as required by section 3110 of the Canadian Institute of Chartered Accountants Handbook. The new standard requires the recognition and measurement of legal liabilities for obligations associated with the retirement of property, plant and equipment arising from the acquisition, construction, development or normal operation of an asset. The obligations are measured initially at fair value and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income on a systematic and rational basis.

The new standard requires the change in accounting policy to be reflected as a retroactive restatement of prior period financial statements. As a result the Company has restated the balance sheet as at December 31, 2003 to reflect an increase of $237,000 in property, plant and equipment and an increase in estimated asset retirement obligations of $2,320,000. An amount of $2,083,000 was charged to retained earnings as at December 31, 2003 for the cumulative effect of this accounting change to that date.


RESULTS OF OPERATIONS

The Limon Mine was the Company's only operation during 2004 and 2003 and all sales and cost of sales were generated from that mine.

Key Statistics                                             Three Months Ended                   Six Months Ended
                                                                 June 30                             June 30
                                                         2004             2003                 2004          2003
                                                         ----             ----                 ----          ----
Gold ounces sold                                        12,119           12,955               22,555         22,151
Realized price per ounce                                 $ 397            $ 289                $ 401          $ 288
Cash operating cost per ounce sold                       $ 319            $ 231                $ 332          $ 257
Total cash cost per ounce sold                           $ 341            $ 245                $ 355          $ 271
Tonnes milled                                           83,747           73,680              163,535        129,882
Grade milled (grams per tonne)                             4.5              5.6                  4.8            5.8
Mill recovery (%)                                         81.8             87.7                 84.5           88.0
Operating cost per tonne                                  $ 40             $ 38                 $ 41           $ 42
Gold ounces produced                                     9,524           12,786               20,562         22,385
Cash operating cost per ounce produced                   $ 352            $ 220                $ 323          $ 241

THREE MONTHS ENDED JUNE 30, 2004

Sales increased by $459,000 or 11% in the second quarter of 2004 compared to the second quarter of 2003. Gold sold decreased by 836 ounces to 12,119 ounces but the realized price per ounce increased by $108 to $397. Gold sold in 2004 was sold on a spot basis while almost all 2003 sales were delivered under forward sales agreements at $286 per ounce.

Cost of sales increased by $874,000 or 29% in the second quarter of 2004 compared to the same period in 2003. Cash operating costs per ounce sold increased by $88 to $319 in 2004. More tonnes of ore were milled in 2004 than in 2003 but lower grade ore and lower recoveries reduced the number of ounces produced from the each tonne of ore and resulted in the increased cost per ounce.

Exploration expense increased to $1,576,000 in the second quarter of 2004 from $219,000 in the second quarter of 2003. During 2004 exploration programs were active at the Limon Mine and in the La India gold district of Nicaragua and at the Vogel Project in Canada and at the Bellavista Mine in Costa Rica. In 2003 the limited funds available were mostly used around the Limon Mine.

General and administration expense increased by $738,000 to $996,000 in the second quarter of 2004 compared to 2003's second quarter. Increased activities in 2004 from the merger with Black Hawk Mining Inc. and the Bellavista Mine construction required more staff and more costs for salaries, insurance, listing fees and transfer agent fees.

Net loss in the second quarter of 2004 was $3,320,000 compared with net earnings of $152,000 in 2003.


SIX MONTHS ENDED JUNE 30, 2004

Sales increased by $1,737,000 or 24% in the first six months of 2004 compared to the same period in 2003. Gold sold increased by 404 ounces to 22,555 ounces and the realized price per ounce increased by $113 to $401. Gold sales in 2004 were made at spot prices, which averaged $401 for the first half of 2004, while most 2003 sales were delivered under hedging agreements made when prices were lower.

Cost of sales increased by $1,798,000 or 32% during the first half of 2004 compared to the same period in 2003. Cash operating costs per ounce sold were $332 in 2004 or $75 more than 2003. More tonnes of ore were milled in 2004 compared to 2003 but again the lower grade ore and lower recoveries reduced the number of ounces produced from the each tonne of ore and increased costs per ounce. Limited development carried out in 2003 has constrained the areas available for mining this year and the lower grades currently being mined will limit production to less than the planned 53,000 ounces. The mine plan is currently being reviewed to maximize the production in the areas available and cash operating costs are expected to be lower in the second half.

Exploration expense increased to $2,343,000 in the first half of 2004 from $404,000 in the comparable period of 2003. Exploration during the first six months of 2004 included drilling programs in Nicaragua at the Limon Mine and in the La India district, drilling at the Vogel project in Canada and the initiation of a mapping program at the Bellavista Mine in Costa Rica focused on the historical Trinidad Mine to evaluate its exploration potential. Drilling at Limon included mineral resource definition at Santa Pancha and Pozo Bono and target testing at Talavera, Santa Rosa and elsewhere. Encouraging drill results during the second quarter of 2004 indicate that Santa Pancha could provide a significant portion of the mill feed at Limon and it has the potential to add several years of additional mine life. The drilling program at Vogel to evaluate the continuity of gold grades in the existing resource was completed by early June and a project report is pending the receipt of the remaining sample assays. Approximately Cdn $475,000 in flow-through exploration funds raised in 2003 and planned for the Vogel Project remain. Subsequent to the second quarter the Company entered into a joint venture exploration project in the Northwest Territories with a mineral exploration company that will use these funds to explore its property.

General and administration expense increased by $1,577,000 in the first half of 2004 to $2,033,000 compared to 2003's first half. Increased activities in 2004 from the merger with Black Hawk Mining Inc. and the Bellavista Mine construction required more staff and more costs for salaries, insurance, transfer agent and listing fees and financing.

Net loss in the first half of 2004 was $6,062,000 an increase of $5,310,000 from the first half loss of $752,000 of 2003.


CASH FLOWS

Operating activities used $2,204,000 in the first half of 2004 and $62,000 in the prior year period. The increased use of funds resulted mainly from increased exploration and general and administration expense and was partially offset by a reduction in non-cash working capital.

Financing activities generated $21,012,000 in the first six months of 2004 and consisted mostly of a public share offering completed in March for 34,500,000 units consisting of a share and a half warrant.

Investing activities required $12,622,000 and $191,000 in the first half of 2004 and 2003 respectively. The 2004 expenditures were for the construction of the Bellavista Mine and for equipment and development at the Limon Mine. Construction of the Bellavista Mine commenced in December 2003 and continues on schedule and budget. Earthworks are largely complete. Ponds are lined and the leach pad liner will be completed in the next few weeks. Foundations for some buildings and equipment have been started and all critical equipment has been purchased or ordered. Mining operations are scheduled to commence in 2004 and delivery of the first gold bars is expected in early 2005, with completion of the milling circuit expected in April 2005. At June 30, 2004 the Company had $3,380,000 in expenditure commitments for the Bellavista Project in addition to capital expenditures incurred to date.


LIQUIDITY AND CAPITAL RESOURCES

The Company had cash of $21,089,000 and working capital of $23,675,000 at June 30, 2004. These capital resources increased from the amounts available at December 31, 2003 due to the equity issue completed in March 2004 and the Company now has sufficient funds to construct the Bellavista Mine and meet its other capital requirements.


SUMMARY OF QUARTERLY RESULTS
(US$ in thousands, except per share amounts)


                                   Q3         Q4         Q1         Q2         Q3         Q4         Q1      Q2
                                  2002       2002       2003       2003       2003       2003       2004     2004
                                  ----       ----       ----       ----       ----       ----       ----     ----
Sales                            4,446      2,498      2,967      4,347      4,483      4,385      4,245    4,806
Net earnings (loss) restated      (482)    (2,330)      (904)       152        684     (1,181)    (2,742)  (3,320)
Earnings (loss) per share -
basic and diluted                (0.01)     (0.05)     (0.02)      0.00       0.01      (0.01)     (0.02)   (0.03)


NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:



                                                            Three Months Ended             Nine Months Ended
                                                               September 30                  September 30
                                                            2004         2003               2004       2003
Statement of Operations (000's)
 Cost of sales                                             $3,871       $2,997             $ 7,482     $5,684
 Royalties and production taxes                               266          177                 517        329
                                                           -----------------------------------------------------
 Total                                                     $4,137       $3,174             $ 7,999     $6,013
                                                           -----------------------------------------------------
Gold sales (ounces)                                        12,119       12,955              22,555     22,151
Cash operating cost per ounce1                             $  319       $  231             $   332      $ 257
Total cash cost per ounce2                                 $  341       $  245             $   355      $ 271

1    Cost of sales divided by gold ounces sold
2    Cost of sales plus  royalties and  production  taxes divided by gold ounces sold


OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding at August 5, 2004 were:


                                                                                       Common
                               Expiry           Exercise         Securities             Shares on
Security                        Date             Price          Outstanding             Exercise
Common shares                                                  139,577,809              139,577,809

Warrants                      Nov. 26/08          1.25          24,012,500              24,012,500
Warrants                      Sep. 05/04          0.60           2,192,500               2,192,500
Warrants                      Mar. 18/05          0.65           8,248,313               8,248,313
Warrants                      Apr. 15/05          0.65           1,870,662               1,870,662
Agents options1               Sep. 05/04          0.50             481,300                 481,300
  Warrants on above options   Sep. 05/04          0.50                                     240,650
Agents options1               Mar. 18/05          0.45             622,222                 622,222
  Warrants on above options   Mar. 18/05          0.65                                     568,195
Agents options                Nov. 26/05          0.85           1,352,500               1,352,500
Options - Glencairn plan      Nov. 21/06 to    0.30 to 0.95
                              Feb. 6/09                          8,402,000               8,402,000
Options - Black Hawk plan     Oct. 11/04 to    0.23 to 3.00
                              Jul. 13/13                         1,038,331               1,038,331
                                                                                      ------------
                                                                                       188,602,982
                                                                                      ============
Note 1: These  agent's  options are  convertible  into one common  share and one half-share  purchase  warrant.  Each full warrant is  exercisable  into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements. Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

August 10, 2004